
Mail Stop 4628

August 11, 2016

Arty Straehla
Chief Executive Officer
Mammoth Energy Services, Inc.
4727 Gaillardia Parkway, Suite 200
Oklahoma City, OK 73142

>   **Re: Mammoth Energy Services, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 18, 2016**
>   **CIK No. 0001679268**

Dear Mr. Straehla:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please disclose on your prospectus cover page that each selling stockholder is deemed to be an underwriter. In that regard, we note your disclosure at page 109.

Prospectus Summary, page 1

Our Business Strategy, page 5

3.   You cite pricing from June 8, 2016, and suggest here and elsewhere that you "intend to capitalize" as "commodity prices further recover." Please provide updated disclosure regarding pricing trends and your related expectations or intentions in that regard.

4.   If you retain the reference, please briefly describe your "industry reputation," and provide the basis for any related assertions.

Risks Related to Our Business, page 7

5.   Where you suggest here or elsewhere that the loss of a particular customer could adversely affect your operations and financial condition, please revise your disclosure to identify it, if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues. See Item 101(c)(1)(vii) of Regulation S-K.

Risk Factors, page 18

Risks Related to Our Business and the Oil and Natural Gas Industry, page 18

Our customer base is concentrated and the loss of one or more, page 20

6.   Revise this risk factor or add a new risk factor to make clear that the reason for the decrease in the percentage that Gulfport contributed to your revenues (from 47% to 7%) resulted from its suspension of your services under the agreement with Pressure Pumping. Disclose in the risk factor that revenues decreased from $124.4 million in fiscal year 2015 to zero in the first quarter of 2016 as a result of the suspension and amendment to the agreement, as you note at page 103.

7.   Similarly, please expand the related disclosure at page 103 to identify any changes the amendment made with respect to required or recurring minimum payment provisions. In that discussion, quantify any minimum amounts that would have been required to be paid in the first quarter of 2016 but for the suspension and amendment.

Selected Historical Consolidated Financial Data, page 51

8.   In footnote three to the table at page 52, you explain that Adjusted EBITDA excludes "other non-operating income or expense, net." Please clarify and disclose what items are included within this line item.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 55

9.   We note you present a discussion of gross profit for each of your segments and on a
        consolidated basis under this section, although you indicate that your gross profit
        measures exclude depreciation and amortization. If your computation of gross margin
        excludes DD&A or other costs that are attributable to costs of revenue, you should
        identify these figures as non-GAAP measures. Please revise as necessary to follow the
        guidance in Item 10(e) of Regulation S-K for each distinct non-GAAP measure that you
        present. For example, you should re-label the measures and provide a reconciliation that
        begins with the most directly comparable measures calculated in accordance with GAAP.
        It appears that you should also reposition the non-GAAP measures in your tabulation of
        the GAAP results of operations to follow this presentation, consistent with the guidance
        in C&DI 102.10, available on our website at
        https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

10.   We note you report segment net income (loss) as the measure utilized by your chief
        operating decision maker to assess performance and allocate resources in Note 15 at page
        F-30. However, you discuss your results of operations using your measures of segment
        gross profit, which appear to be non-GAAP measures, with no mention of segment net
        income (loss). Please explain to us how you have considered addressing your segment
        measures of profitability, i.e. segment income (loss), in your results of operations
        discussion, given the requirements set forth in Item 10(e)(1)(i)(A) of Regulation S-K.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 61

11.   Please revise your disclosure to explain your suggestion that there were year-over-year
        "increases" in natural sand proppant gross profit amounts and percentage. Also, further
        explain your reference to the increased "contribution margin" with respect to the gross
        profit increases in natural sand proppant services and remote accommodation services.

Management, page 95

12.   Please revise the biographical information for Mr. Straehla to disclose his principal
        occupation or position(s) at Serva Group LLC in the past five years, and also state
        Serva's principal business. See Item 401(e)(1) of Regulation S-K.

13.   Please describe in detail the payments or bonuses totaling $1.425 million to be paid in
        connection with this initial public offering. In that regard, we note your disclosure in
        Note 14 to the Consolidated Financial Statements of Mammoth Energy Partners LP, as
        well as the statement at page 98 that Mr. Layton will receive $300,000 upon completion
        of the offering. If other named executive officers will receive these payments, provide
        quantification in each case.

14.   If SG Holdings I, LLC continues to provide you services, please revise to make this clear.

Underwriting, page 120

15.   You indicate that Credit Suisse Securities (USA) LLC is acting as representative, but you do not list their counsel on the Form S-1 cover page (or at page 126) nor do you identify Credit Suisse as underwriter on the prospectus cover page. With your next amendment, please include the names of the underwriters or advise.

Consolidated Financial Statements of Mammoth Energy Partners LP, page F-2

General

16.   Please monitor the need to provide updated financial statements to comply with the guidance in Rule 3-12 of Regulation S-X.

17.   Please reconcile for us the depreciation and amortization line item amounts on your consolidated statements of comprehensive loss to the depreciation and amortization adjustment amounts appearing on your consolidated statements of cash flows.

Exhibits

18.   You do not list any credit agreements, despite frequently referring to your revolving credit facility. Please file as exhibits all material credit agreements, including your revolving credit facility.

Closing Comments

        Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff

Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources